Exhibit 21
FBL FINANCIAL GROUP, INC.
Subsidiaries of FBL Financial Group, Inc.

State of
Incorporation
Insurance Subsidiaries:
EquiTrust Life Insurance Company	Iowa
Farm Bureau Life Insurance Company	Iowa
Noninsurance Subsidiaries:
EquiTrust Assigned Benefit Company	Iowa
EquiTrust Financial Group	Iowa
EquiTrust Investment Management Services, Inc.	Delaware
EquiTrust Marketing Services, LLC	Delaware
FBL Financial Group Capital Trust	Delaware
FBL Financial Services, Inc.	Iowa
FBL Leasing Services, Inc.	Iowa